

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Alex Shvartsman
General Counsel
Castlight Health, Inc.
150 Spear Street, Suite 400
San Francisco, CA 94105

Re: Castlight Health, Inc.
Form 8-K
Exhibit No. 10.1 - Software as a Service (SaaS) Agreement, by and between Anthem, Inc. and Castlight Health, Inc. as of November 1, 2015, as amended on October 19, 2019
Exhibit No. 10.2 - Service Order Form 5 to Software as a Service (SaaS) Agreement, Enterprise Services, by and between Anthem, Inc. and Castlight Health, Inc., dated October 19, 2019
Filed October 24, 2019
File No. 001-36330

Dear Mr. Shvartsman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance